

Mail Stop 4561

February 17, 2016

Mr. Joseph Harnett
Interim Chief Executive Officer
Sparton Corporation
425 N. Martingale Road, Suite 1000
Schaumburg, Illinois 60173

   Re: **Sparton Corporation**
      Form 10-K for the Fiscal Year Ended June 30, 2015
      Filed September 8, 2015
      Form 8-K filed February 2, 2016
      File No. 000-01000

Dear Mr. Harnett:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 8. Income Taxes, page F-23

1. We note your policy disclosure regarding uncertain tax positions on page F-20. Please tell us what consideration was given to providing all of the disclosures required by ASC 740-10-50-15 and 15A.

<u>Form 8-K filed February 2, 2016</u>

2.   We note your reconciliation of non-GAAP Financial Measures in Exhibit 99.1. We believe this presentation conveys undue prominence to a statement based on non-GAAP information. Please tell us how you considered Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations available at http://sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e., line items, subtotals, etc.) provided each one complies with Item 10(e)(1)(i) of Regulation S-K or Regulation G.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

                                        Sincerely,

                                        /s/ Kathleen Collins

                                        Kathleen Collins
                                        Accounting Branch Chief
                                        Office of Information Technologies
                                        and Services